FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 15, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS REPORTS ON DEVELOPMENTS IN THE KYRGYZ REPUBLIC

Moscow, Russia – December 15, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT) announces that the main office of Bitel was seized today and the company’s network was non-operational for a few hours.

MTS reports that Bitel’s offices were seized by an unidentified group of people earlier in the day. Under these circumstances, the company was unable to provide mobile phone services to its customers in the Kyrgyz Republic. After a series of meetings by Vassily Sidorov, MTS’ President and CEO, with top officials of the Kyrgyz Republic including the President, the Prime Minister and the Speaker of the Parliament, the network was able to resume its operations, however some of our offices remain seized.

Bitel is a mobile operator holding a GSM-900/1800 license for the entire territory of the Kyrgyz Republic. As announced on December 12, 2005, MTS acquired a 51% stake in Bitel. Bitel is the only GSM operator in the country and services approximately 90% of the country’s subscribers.

We note that the seizure of Bitel may have been carried out in connection with a court ruling in favor of a third party recognizing their rights to the shares of Bitel.

MTS will take all appropriate measures to defend its interests in international and foreign courts.

MTS entered the Kyrgyz Republic as a strategic investor. The Company plans to invest in the economy of the Kyrgyz Republic and to develop a first rate telecommunications infrastructure.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 223-20-25
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 54.1 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Kyrgyzstan, Ukraine, and Uzbekistan, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 238.2 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Tarino Limited’s ownership of Bitel is currently the subject of on-going litigation in Kyrgyzstan, the British Virgin Islands and the United Kingdom. In the event that any of these claims are resolved against Tarino Limited, as the most negative outcome, MTS may potentially lose its ownership interest in Bitel. Should this occur, MTS’ business, prospects and results of operations could be materially adversely affected.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	Acting President/CEO

Date: December 15, 2005